UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 001-33646

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 1, 2012

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

TC GLOBAL, INC.
Full name of registrant
3100 AIRPORT WAY SOUTH
Address of principal executive office (Street & Number)
SEATTLE, WA 98134
City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Annual Report on Form 10-K for the period ended April 1, 2012 within the prescribed time period without unreasonable effort and expense because the time and resources of the Company's limited finance and accounting staff have been diverted from the Company's normal process of preparing and reviewing the Form 10-K due to matters involving the Company's international operations.  The Company expects to file its Form 10-K on or before July 17, 2012.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Catherine M. Campbell	(206)	233-2070
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TC GLOBAL, INC.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	7/2/2012	By:	/s/ Catherine M. Campbell
Catherine M. Campbell
Chief Financial Officer